EXCEED COMPANY LTD.
2011 SECOND QUARTER FINANCIAL RESULTS

Fujian, China, August 15, 2011 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the second quarter ended June 30, 2011.

Financial Highlights – Second quarter ended June 30, 2011 (1)

•	Revenue was RMB741.5 million (US$114.7 million), representing a 15.7% year-over-year increase.

•
Gross profit was RMB230.0 million (US$35.6 million), representing a 9.2% year-over-year increase. Gross margin was 31.0%, representing a 1.9 percentage point decrease as compared to 32.9% for the second quarter of 2010.

•	Operating profit was RMB109.8 million (US$17.0 million), representing a 3.9% year-over-year increase.

•	Net profit was RMB94.7 million (US$14.7 million), representing a 5.2% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We delivered steady top- and bottom-line growth in the second quarter with revenues exceeding guidance and sales in all three of our product categories increasing, demonstrating the healthy underlying demand for our products.  We continue to benefit from the expansion of our distribution network in third-tier and selected second tier cities, where retail sales trends remain strong, and from our increasing brand recognition supported by our effective marketing campaigns. In addition, we continued to invest in R&D to maintain our competitive advantage in our target markets by developing new products that effectively blend fashion with functionality, further supporting demand for our products among China’s discerning but value conscious shoppers.

“As we head into the second half of the year, we remain committed to our strategy to ensure the long-term development of Exceed, including execution of our new operational plan initiated in the first half of 2011. We have made steady progress on the near-term components of that plan, namely the construction of new staff quarters which is currently underway. Our balance sheet remains healthy, with sufficient cash on hand to support our long-term development plans, including the accelerated construction of new factories, potential acquisitions of existing factories and expansion of our network of regional sales and logistics centers. We believe this strategic expansion of our internal production capacity will help to mitigate the impact from ongoing labor shortages while allowing us to effectively compete in a consolidating industry.”

____________
(1)           The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.4635, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on June 30, 2011. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2011.

Second Quarter 2011 Financial Results

Revenue breakdown

	Three Months Ended
	Jun 30, 2011 RMB’000	% of Revenue	Jun 30, 2010 RMB’000	% of Revenue	Second Quarter YoY Growth
Footwear	364,827	49.2%	326,769	51.0%	11.6%
Apparel	369,028	49.8%	307,877	48.1%	19.9%
Accessories	7,644	1.0%	6,071	0.9%	25.9%
Total	741,499	100.0%	640,717	100.0%	15.7%

	Six Months Ended
	Jun 30, 2011 RMB’000	% of Revenue	Jun 30, 2010 RMB’000	% of Revenue	YTD YoY Growth
Footwear	641,327	43.0%	607,912	50.2%	5.5%
Apparel	833,693	55.8%	591,996	48.9%	40.8%
Accessories	17,892	1.2%	10,626	0.9%	68.3%
Total	1,492,912	100.0%	1,210,534	100.0%	23.3%

Revenue. Revenue increased by 15.7%, from RMB640.7 million for the second quarter ended June 30, 2010 to RMB741.5 million (US$114.7 million) for the second quarter ended June 30, 2011. The increase in revenue was primarily driven by the continued success of our advertising and promotional campaign, as well as the successful launch of new series of apparel and footwear products. To support our advertising and promotional initiatives, we have engaged one of the largest and longest standing China-based marketing and public relations firms, which, together with our ongoing marketing initiatives including our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program, have enhanced our brand significantly. In addition, we have continued to sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges that airs on channels CCTV 1 and 5, starting from the second quarter of 2011. Meanwhile, strong demand from consumers motivated the expansion of the Xidelong retail network by our distributors. The number of Xidelong retail stores, which are operated by our distributors and authorized third party retail store operators, increased by approximately 653, from approximately 3,987 as of June 30, 2010 to approximately 4,640 as of June 30, 2011.

•
Footwear. Footwear accounted for 49.2% of revenue for the second quarter ended June 30, 2011, and principally includes nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced.

Revenue from footwear increased by 11.6%, from RMB326.8 million for the second quarter ended June 30, 2010 to RMB364.8 million (US$56.4 million) for the second quarter ended June 30, 2011, primarily due to an increase in sales volume. The sales volume in the second quarter increased by 11.3% compared with the same period in 2010, mainly because our Company introduced new vintage footwear and cross-training footwear product lines in June 2011 to diversify our product varieties. The footwear Average Selling Price (“ASP”) increased slightly by 0.3% year-over-year for the second quarter ended June 30, 2011.

•
Apparel. Sports apparel accounted for 49.8% of revenue for the second quarter ended June 30, 2011, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel increased by 19.9%, from RMB307.9 million for the second quarter ended June 30, 2010 to RMB369.0 million (US$57.1 million) for the second quarter ended June 30, 2011. This increase was primarily due to a 10.7% increase in sales volume and an 8.2% increase in ASP. The increase in product varieties, particularly the new lifestyle apparel products, has strengthened demand from end customers. In addition, the increase in the average size of the Xidelong retail stores, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of apparel products.

•
Accessories. Revenue from accessories increased by 25.9%, from RMB6.1 million for the second quarter ended June 30, 2010 to RMB7.6 million (US$1.2 million) for the second quarter ended June 30, 2011. This increase was primarily driven by an expansion of product varieties.

•
Gross profit and Gross profit margin. Gross profit increased by 9.2% from RMB210.6 million for the second quarter ended June 30, 2010 to RMB230.0 million (US$35.6 million) for the second quarter 2011. Gross margin decreased by 1.9 percentage points, from 32.9% for the second quarter ended June 30, 2010 to 31.0% for the second quarter ended June 30, 2011. This was primarily due to the decrease in in-house production of footwear resulting from the shortage of labor, a circumstance which was generally faced by all of the players in the sportswear industry. We have formulated a new operational plan in response to the labor shortage. Please refer to the “Business Highlights and Outlook” section of this release. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing.

Other income and gains. Other income and gains represented governmental award and bank interest income. The increase from RMB4.5 million for the second quarter ended June 30, 2010 to RMB6.1 million (US$0.9 million) for the second quarter ended June 30, 2011 was mainly due to our receipt of a governmental award in the amount of RMB2.4 million (US$0.4 million) for technological innovation and business development.

Operating expenses. Total operating expenses for the second quarter ended June 30, 2011 were RMB126.3 million (US$19.5 million), an increase of approximately 15.3% from RMB109.5 million for the same period in 2010.

Selling and distribution costs. Selling and distribution costs increased by 10.8%, from RMB85.0 million for the second quarter ended June 30, 2010 to RMB94.2 million (US$14.6 million) for the second quarter ended June 30, 2011. The increase was mainly due to growth in advertising and promotional expenses, which increased from RMB79.7 million for the second quarter ended June 30, 2010 to RMB88.3 million (US$13.7 million) for the second quarter ended June 30, 2011, primarily because we invested more resources in marketing, advertising and store image activities to build our brand recognition and market penetration. In 2011, our advertising and promotional activities will continue to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign and the continued engagement of By2 as our official product series spokesperson. We have also hired Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support our advertising and promotional initiatives in conjunction with the Company's sponsorship of the "Fitness for All" Sports Campaign in 2011 and its general public relations and marketing initiatives in mainland China.

Administrative expenses. Administrative expenses increased by 52.3%, from RMB12.8 million for the second quarter ended June 30, 2010 to RMB19.5 million (US$3.0 million) for the second quarter ended June 30, 2011, primarily due to increased legal and consulting fees and other professional fees after the NASDAQ listing and the rise in Urban Maintenance and Construction Tax (“UMC Tax”), Educational Surcharge and share-based compensation in the current period. Commencing from December 1, 2010, foreign enterprises, foreign funded enterprises and foreign individuals have been required to pay UMC Tax and Educational Surcharge. UMC Tax and Educational Surcharge of RMB3.2 million (US$0.5 million) was charged to Xidelong (China) Co. Ltd., our principal PRC subsidiary. Share-based compensation was RMB1.8 million (US$275,000) in the second quarter ended June 30, 2011. No such expense was incurred in the second quarter ended June 30, 2010 as our equity incentive plan became effective on June 30, 2010.

Research and development expenses. Research and development expenses increased by 6.8%, from RMB11.7 million for the second quarter ended June 30, 2010 to RMB12.5 million (US$1.9 million) or the second quarter ended June 30, 2011, primarily due to the increase in expenses associated with the design of new products and product parts, as well as our research and development efforts with the China Institute of Sport Science.

Finance costs. Finance costs decreased by 57.8%, from RMB0.6 million for the second quarter ended June 30, 2010 to RMB0.3 million (US$39,000) for the second quarter ended June 30, 2011, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. As a result of the foregoing, profit before tax increased by 4.3%, from RMB105.0 million for the second quarter ended June 30, 2010 to RMB109.6 million (US$17.0 million) for the second quarter ended June 30, 2011.

Tax. Tax expenses decreased from RMB15.0 million for the second quarter ended June 30, 2010 to RMB14.8 million (US$2.3 million) for the second quarter ended June 30, 2011. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. was fully exempt from PRC corporate income tax before December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for June 30, 2010 and 2011 were 14.3 % and 13.5%, respectively.

Profit. As a result of the above factors, profit for the second quarter ended June 30, 2011 was RMB94.7 million (US$14.7 million), an increase of 5.2% from RMB90.1 million for the second quarter ended June 30, 2010.

Balance Sheet

Inventory. The average inventory turnover days for the second quarters ended June 30, 2011 and 2010 were 9 days and 14 days, respectively. Inventory turnover days decreased mainly due to our improved production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the second quarters ended June 30, 2011 and 2010 were 82 days and 86 days, respectively. We have reviewed and tightened our credit control policy in 2010 and we will continue our effort to maintain the trade receivables balance.

Trade payables. The average trade payables turnover days for the second quarters ended June 30, 2011 and 2010 were 30 days and 36 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the bulk purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and finished products.

Cash and bank balances and pledged time deposits. Cash and bank balances and pledged time deposits increased to RMB915.4 million (US$141.6 million) as of June 30, 2011 from RMB762.8 million as of December 31, 2010, primarily as a result of shorter payment time from our distributors and growth in business.

Cash Flow
Cash inflow from operating activities was RMB12.3 million (US$1.8 million) for the second quarter ended June 30, 2011, compared to an outflow of RMB6.1 million for the same period in 2010, primarily due to the decrease in inventory, prepayment and other receivables from our improved cash flow management in the current period 2011.

Business Highlights and Outlook

•	Expansion of sales and distribution network

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There were approximately 4,640 Xidelong retail stores, which are operated by our distributors and authorized third party retail store operators, as of June 30, 2011, an increase of approximately 653 compared with June 30, 2010. During the second quarter of 2011, approximately 182 retail stores, which are operated by our distributors and authorized third party retail store operators, were added.

■
The Company continued to deepen penetration into new cities, with a focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces and selective expansion into second-tier cities. From June 30, 2010 to June 30, 2011, approximately 145 new stores, which are operated by our distributors and authorized third party retail store operators, were opened in these provinces.

•	Marketing initiatives and brand recognition

■
The Company uses the “happy lifestyle” theme in promotional activities and product offerings and continues to engage By2, a popular Taiwan-based musical group, as a product spokesperson. The Company will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

■	The Company will continue to sponsor the “Fitness for All” program in 2011.

■	The Company has engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support its general public relations and marketing initiatives in China.

•	Update on new operational plan

■
In response to ongoing trends in the highly competitive sportswear industry in China, including the consolidation of outsourced manufacturers and labor shortages which have resulted in weakened bargaining power, supply chain instability and gross profit margin pressure on brand owners like Exceed, we announced in the first quarter a long-term initiative to increase our internal manufacturing capacity and expand our network of regional sales and logistics centers. In the near-term, to specifically address the shortage of labor faced by all players in the sportswear industry in China, we also initiated a solution to construct new staff quarters to improve the working and living environments of our employees and bolster staff retention. The expected staff quarter construction project cost is approximately RMB150 million, with an aggregate gross floor area of approximately 66,000 square meters. We have started the construction project for the new staff quarters and approximately one-third of the construction has been completed to date.

As previously announced, we intend to capitalize on the abundant labor supply in the inner and western parts of China through the construction of new production facilities and the acquisition of other production facilities. For example, we plan to acquire existing shoe sole manufacturers and apparel manufacturers to enhance our internal productivity.

The preliminary production facility plan is as follows:

	Timeline	Amount
		(RMB'000)
Construction of new staff quarter	2011 – 2012	150,000
Construction of new factory building	2011 – 2013	470,000
and other related production facilities
Construction of sales and logistic centres	2011 – 2013	370,000
Acquisition of apparel manufacturer	2012 – 2013	300,000
		1,290,000

The production facility plan has not been finalized and may subject to change in the future.

In the long-term, recognizing the importance of having sufficient control over our sales channels, we plan to selectively acquire or partially invest in distributors of our products. Furthermore, to improve our market share in China, our strategy involves leveraging our established nationwide network to introduce new brands, which may include entering into licensing agreements with a foreign brand to target different market segments, in order to develop Exceed into a multi-brand operator.

Third Quarter Fiscal 2011 Guidance

Exceed expects to generate net revenues in the range of RMB1,007.2 million to RMB1,023.8 million in the third quarter of 2011, representing an approximate year-over-year increase of 21% to 23%, as compared with RMB832.4 million in the same period of 2010. This represents the Company’s preliminary estimates, and is subject to change.

Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, August 16, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company’s 2011 second quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
► United States	1 866 519 4004
► China	800 819 0121
► China (Mobile)	400 620 8038
► Hong Kong	800 930 346	852 2475 0994
► United Kingdom	0808 234 6646
► International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, August 23, 2011:

	Toll Free	Toll
► United States/International	1 866 214 5335	1 718 354 1232
► China	10800 714 0386/ 10800 140 0386
► Hong Kong	800 901 596
► United Kingdom	0800 731 7846
Participant Passcode	85863780

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Delia Cannan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30			Six months ended June 30
	(in thousands except for share and per share data)
	2011	2011	2010	2011	2010
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	114,721	741,499	640,717	1,492,912	1,210,534

Cost of sales	(79,133)	(511,478)	(430,074)	(1,030,295)	(820,098)

Gross profit	35,588	230,021	210,643	462,617	390,436

Other income and gains	937	6,057	4,504	7,475	4,958
Selling and distribution costs	(14,574)	(94,199)	(85,003)	(168,114)	(153,392)
Administrative expenses	(3,022)	(19,531)	(12,779)	(38,613)	(23,078)
Research and development expenses	(1,940)	(12,540)	(11,715)	(25,295)	(23,290)

OPEARTING PROFIT	16,989	109,808	105,650	238,070	195,634

Finance costs	(39)	(253)	(599)	(503)	(1,221)
Share of loss in jointly-controlled entity	-	-	(7)	-	(7)

PROFIT BEFORE TAX	16,950	109,555	105,044	237,567	194,406

Tax	(2,291)	(14,808)	(14,978)	(31,882)	(26,752)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	14,659	94,747	90,066	205,685	167,654

EARNING PER SHARE
Net profit per share
Basic	0.49	3.19	3.56	6.92	6.67
Diluted	0.47	3.03	3.14	6.41	5.78

Weighted average number of shares outstanding
Basic	29,738,684	29,738,684	25,281,816	29,708,752	25,149,227
Diluted	31,249,714	31,249,714	28,667,376	32,088,708	29,009,279

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of six months ended June 30		As of year ended December 31
	2011	2011	2010
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	44,335	286,558	263,958
Prepaid land lease payments	4,367	28,225	28,599
Deposit paid for acquisition of land use rights	4,058	26,230	12,600
Total non-current assets	52,760	341,013	305,157

CURRENT ASSETS
Inventories	6,941	44,864	44,747
Trade receivables	99,785	644,957	611,660
Prepayments, deposits and other receivables	1,802	11,657	19,788
Cash and bank balances	141,628	915,412	762,798
Total current assets	250,156	1,616,890	1,438,993

CURRENT LIABILITIES
Trade and bills payables	16,999	109,872	111,001
Deposits received, other payables and accruals	10,698	69,144	65,585
Interest-bearing bank borrowings	2,785	18,000	18,000
Tax payable	2,289	14,796	12,858
Total current liabilities	32,771	211,812	207,444

NET CURRENT ASSETS	217,385	1,405,078	1,231,549

Net assets	270,145	1,746,091	1,536,706

STOCKHOLDER’S EQUITY
Issued share capital	3	20	17
Retained profits	168,493	1,089,052	904,761
Reserves	101,649	657,019	631,928

Total equity	270,145	1,746,091	1,536,706

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended June 30			Six months ended June 30
	2011	2011	2010	2011
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	1,899	12,271	(6,053)	194,316
Net cash outflow from investing activities	(4,162)	(26,899)	(12,098)	(40,536)
Net cash inflow/(outflow) from financing activities	31	203	(37,023)	203
Effect of exchange rate changes	(133)	(863)	(481)	(1,369)
Net increase/(decrease) in cash and cash equivalents	(2,365)	(15,288)	(55,655)	152,614
Cash at beginning of the period	143,993	930,700	584,014	762,798
Cash at end of the period	141,628	915,412	528,359	915,412